May 12, 2006

Ms. Pamela Long

Division of Corporate Finance

U.S. Securities & Exchange Commission

Washington, D.C. 20549

RE:	Etwine Holdings, Inc.

Registration Statement on Form SB-2

Filed March 14, 2006

File No. 333-132401

Dear Ms. Long:

We represent eTwine, Inc. (“eTwine” or the “Company”). We are in receipt of your letter dated April 11, 2005 regarding the above referenced filing and the following are our responses:

General

1.

Your disclosure indicates that you are a development stage company issuing penny stock and you have minimal assets, revenues, and operations. Moreover, your only officer and director, Clifford Lerner is the brother of Darrell Lerner. According to public disclosures, Darrell Lerner, a shareholder and former sole officer and director of the company, has been associated with the following public companies: Universal Flirts Corp., Relocate 411.com, Inc., China Elite Information Co., New Medium Enterprises, Inc., Fantasy Sports Net Inc., and Sports Source Inc.

The periodic reports filed by these companies indicate that they took little or no steps to advance implementation of the business plans described in their initial filings. Many of these companies have entered into revenue mergers. These facts suggest that eTwine’s business may be commensurate in scope with the uncertainty ordinarily associated with a blank-check company and should comply with Rule 419.

Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. We may have additional comments upon review of your response.

Answer:	Based on the following, the Company has not updated the disclosure to comply with Rule 419:

eTwine is not a blank-check company since it has a specific business plan and has taken substantial steps in furtherance of its business plan. The Company has a database-intensive website that has cost more than $100,000 to develop to date and the Company already has more than 6,000 people who have signed up on its site. The Company is presently spending

$3,000 every 2 weeks on programming to further develop the website and to add new and unique features to the website. The Company is actively trying to hire people with expertise in the areas of search engine optimization and internet marketing. In March 2006, eTwine.com was referenced in a USA Today feature story as being one of the leading providers and pioneers of “online double dating.”  (http://www.usatoday.com/tech/news/2006-03-08-group-online-dating_x.htm). A copy of this article has been supplementally provided. In addition, we have supplementally provided copies of some of the recent communications between Clifford Lerner and the Company’s programmers to further establish that the Company is continuing to update its website to advance its business plan. The Company requests that these communications remain confidential.

In addition, please note that Darrell Lerner has never been an officer and/or director of the Company. Darrell Lerner was the sole officer and director of the Company’s subsidiary prior to July 2005. However, since such time he has not been an officer, director, or control-person of the Company. Clifford Lerner is the Company’s sole officer, director and principal shareholder. Clifford Lerner has no previous association with any public company that has undertaken a reverse merger or failed to successfully implement its business plan.

Regarding the companies set forth in your letter with regard to Darrell Lerner, please note the following:

A) Fantasy Sports Net was never a public company and fully implemented its business plan and generated substantial revenue from its operations. To the knowledge of the Company’s management, this Company has not undertaken any reverse merger or other similar transaction.

b) Relocate 411 and China Elite Information Co., Ltd. are the same company. Although Relocate411 was a reporting company pursuant to the Securities Exchange Act of 1934, its stock never traded on any exchange. This company attempted to implement its business plan for nearly 5 years before it consummated a merger with another entity.

c) Darrell Lerner had no control over New Medium Enterprises and has not been affiliated with this company in any material way since 1999. . His association with the company was limited to assisting them with their website development for several months after they were formed in 1999. They also fully attempted to implement their business plan and had a working version of their shopoverseas.com website. To the knowledge of the Company’s management, this company never undertook any reverse merger or similar type transaction.

d) Darrell Lerner is not an officer, director, principal, or even a shareholder of Sports Source. He is simply a consultant to the company who assisted this company in the process of going public. This company also has never undertaken any reverse merger or similar type transaction.

e) Darrell Lerner was the sole officer and director of Universal Flirts which did undertake a reverse merger. However, this company took numerous steps to advance implementation of its business plan. For a number or different reasons, this company’s website was not attracting the membership levels necessary to succeed in the industry so a merger was done in the interest of ensuring that the shareholders did not lose their money.

Based on the above, this Company does not need to comply with Rule 419. It is not a blank check company since it has a specific business plan and has moved forward with its business operations. In addition, as set forth above, Clifford Lerner, the sole officer and director of the Company has never been involved with any other public companies. His brother, Darrell Lerner, is not an officer, director or principal shareholder of the Company. Of the companies set forth above with regard to Darrell Lerner, only two of them undertook a reverse merger and of those two only one company was actually a public company.

2.

We note that many of the selling shareholders also appear as selling shareholders in other registration statements filed by Universal Flirts Corp., Relocate 411.com, Inc., and Sports Source Inc. Please disclose how and whom these selling shareholders were identified and brought together in these transactions and describe the connections, relationships and arrangements among them and the promoters of the company. We may have further comment after reviewing your response.

Answer:

The selling shareholders of these entities are primarily personal or family friends of Clifford Lerner, Darrell Lerner or James Tubbs. There are no other connections or arrangements among them. There are no relationships except to the extent that certain shareholders might be family members in instances where they share a common last name. With regard to the Company, Universal Flirts and Relocate411 either Darrell Lerner or Clifford Lerner were the principals of these entities. With regard to Sports Source, James Tubbs was the principal and is friends with the Lerner family and has many of the same friends. In addition, Darrell Lerner as a consultant for Sports Source assisted James Tubbs in identifying these shareholders. Mr. Lerner did not receive any commissions for such work.

Prospectus Cover Page

3.

The subject to completion legend required by Item 510(b)(10) of Regulation S-K should appear on the cover page of the prospectus rather than the facing page of the registration statement. Please revise.

Answer:	This legend has been moved to the cover page of the prospectus.

About Our Company

4.

Disclose here and under Description of Business section that you are a shell company as defined under Rule 405 of the Securities Act. In this regard, we note that you have minimal operations and assets consisting primarily of cash. We also note that you issued shares to Clifford and Darrel Lerner in connection with the acquisition of eTwine, Inc. Note that were promoters or their affiliates of a company that would otherwise be a shell company place assets or operations in that company which are returned (or where there is an understanding that they will be returned) after a business combination by that company, those assets or operations would be considered “nominal” for purposes of the registrant’s shall company status. See SEC 33-8587 for more information.

Answer:	This section and the business section have been revised to disclose that the Company is a shell company as defined under Rule 405 of the Securities Act.

5.	Based on the history of your promoter, disclose whether you intend to engage in a reverse merger or acquisition.

Answer:

Both this section and the business section have been revised to disclose that the Company has absolutely no plans to engage in a reverse merger or acquisition. The Company is spending money on developing its website and actively advancing its business plan.

6.

Please disclose your prior history with your promoters and their affiliation with other public shell companies. Describe whether any of these companies were ever successful in achieving profitability or carrying out their business plan. For example, disclose Darrell Lerner’s affiliation with Universal Flirts, Inc., an online dating service, and that this company entered into a reverse merger with a Chinese company engaged in the unrelated business of designing cell phones three months after the registration statement went effective December 2004.

	Answer:	This section has been revised to disclose the prior history of the promoters and their affiliation with public shell companies.
7.	Please describe in greater detail the purpose and material terms of the 2005 exchange agreement.

Answer:

The purpose of the 2005 exchange agreement was so that the Delaware corporation instead of the New York corporation would be the public company. This would be more favorable to the shareholders of the Company. The terms were simply the exchange of all of issued and outstanding shares of the New York corporation for 8,227,000 shares of the Delaware corporation, pro rata, to the shareholders of the New York corporation. Pursuant to the agreement, the New York corporation became a wholly owned subsidiary of the Delaware corporation. Clifford Lerner was the sole officer and director of both entities at the time of the merger.

Risk Factors

8.

Some of your risk factors use language like “we cannot assure you,” “no assurance can be given “ or “we cannot guarantee.” Please delete this language; the real risk is not in your inability to assure, but the condition described.

Answer:	This language has been deleted from these risk factors.

9.	Please avoid language in risk factors like “material adverse effect.” Instead, please state what the specific impact will be on your financial condition or results or operations.

Answer:	The risk factors have been revised to state the specific impact on the Company’s financial condition or result of operations.

10.	Please add risk factors to address the following:

The risks associated with being a shell company with nominal assets and operations, including that you may enter into a reverse merger with a private company in an unrelated business without approval from the unaffiliated shareholders and the competition you face in seeking merger candidates with other shell companies that may be owned by your promoters.

Answer:	A risk factor has been added to disclose that the SEC deems the Company a “shell company” based on it nominal assets and operations. The risks of being a shell company are also disclosed.

Your promoters are affiliated with other shell companies and describe whether any of these companies were ever successful in achieving profitability.

Answer:	A risk factor has been added about the promoters’ affiliation with other “shell companies” and the level of success of these companies.

Sales of substantial number of shares of your common stock into the public market by Clifford Lerner may result in significant downward pressure on the price and the ability of your shareholders to realize any current trading price.

Answer:	This risk factor has been added.

We have a limited operating history....

11.

The statement that investors must consider the problems, expenses, difficulties, etc. frequently encountered by a small developing company is vague. To the extent that these items make this offering risky, you must specifically describe them in your risk factor section. Please revise.

Answer:	This disclosure has been expanded in this risk factor.

Selling Shareholders

12.	Disclosure in the table that Clifford Lerner will own 100% of the company’s stock after the offering appears to be an error. Please revise.

Answer:	This was an error and has been revised.

13.	Please disclose any material relationships between the selling shareholders and the company or its promoters. See Item 507 of Regulation S-B.

Answer:

This section has been revised to disclose that Clifford Lerner and Darrell Lerner are brothers and that there are no other material relationships between the selling shareholders and the company or its promoters.

14.	Describe how each selling shareholder acquired the securities they are selling.

Answer:	This section also disclosed that these selling shareholders acquired the securities pursuant to the stock purchase agreement and share exchange between the Company and eTwine, Inc.

15.

Please disclose whether any of the selling shareholder are broker-dealers or affiliates of a broker-dealer. We note, for example, that the Universal Flirts filing disclosed that Darrell Lerner is a registered representative with PMG Securities Corp., a registered broker-dealer. If a selling shareholder is a broker-dealer, the prospectus should state that the seller is an underwriter. If a selling stockholder is an affiliate of a broker-dealer, provide the following representations in the prospectus:(1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide these representations, state that the seller is an underwriter.

Answer:

This section has been revised to disclose that one of the selling shareholders is a registered representative with a broker dealer. Please note that Darrell Lerner is no longer a registered representative of any broker-dealer and therefore is not disclosed in this section.

Plan of Distribution

16.	As noted in your risk factors, please describe the risks relating to finding a market maker to list your shares on the OTCBB.

Answer:	This section has been revised to describe the risks relating to finding a market maker to list the Company’s shares on the OTCBB.

17.	Please disclose that the selling shareholders may be underwriters with respect to the shares that they are offering for resale.

Answer:	This section has been revised to disclose that the selling shareholders may be underwriters with respect to the shares that they are offering for resale.

Directors and Executive Officers

18.	Please provide the dates for the positions that Clifford Lerner held during the past five years.

Answer:	This section has been revised to provide the dates for the positions that Clifford Lerner has held during the past five years.

Description of Securities

19.	Describe the provisions of Delaware law that may delay, defer or prevent a change of control.

Answer:	This disclosure has been deleted since there are no specific provisions of Delaware law that may delay, defer or prevent a change of control.

Description of Business

Revenue Streams

20.	Please disclose what you mean by “a critical mass of users” and “a reasonable number of users.”

Answer:	This section has been revised to disclose what the Company means by the phrases.

21.

Clarify, if true, that the advertisements on your website that have generated your revenue where placed there in connection with the “Google AdSense” program you reference in your summary section. Briefly explain how this program works.

Answer:	This section has been revised to clarify that the revenue from the Google AdSense Program and to briefly describe how the program works.

Management Discussion and Analysis

22.

Consistent with disclosure in your summary section, please explain how you generate revenue using Google AdSense program, as this appears to be the sole means by which you earned revenue as of the end of 2005. If you have an agreement regarding this program, please file it as an exhibit, as it seems that you are substantially dependent upon at this time.

Answer:

This section has been revised to disclose how the Company generates revenue from this program. There is no agreement for this program, however there is a sign up form on the Google website at: https://www.google.com/adsense/app-single-1?apply=Click+Here+to+Apply).

23.	Disclose the specific dates for the timetable to which you refer. For example:

What month do you intend to implement a major upgrade to eTwine?
When do you expect the major upgrade to be completed?
What month do you expect to develop a marketing plan?
When in the third quarter do you expect to launch additional websites?

Answer:	This section has been revised to disclose the specifics dates for these plans to the best of the Company’s ability at this time.

24.

In the risk factors you state that you will need to raise additional funds through public or private debt or sale of equity to achieve your current plan of operations. Describe your cash requirements and financing plans, including timing, and how they specifically correlate to your business plan.

Answer:	This section has been revised to describe the Company’s cash requirements and financing plans, including timing, and how they specifically correlate to the Company’s business plan.

25.	Since you show revenues in each of the last two fiscal years, please provide the disclosure required by Item 303(b) of Regulation S-B.

Answer:	This section has been revised to provide the disclosure required by Item 303(b) of Regulation S-B.

26.	Based on the information in your financial statements, please provide a detailed description of:

the source of your cash,
professional fee expenses,
consulting expenses and the two year consulting agreement,

research and development expenses,

non-cash investing and financing activities from 2004 to date, the advances from shareholders, and
the convertible note payables.

Please also file any agreement related to the above as exhibits.

Answer:	This section has been revised to provide a detailed description of these items. Please note that there are no agreements for these items except our retainer agreement for legal services.

Description of Property

27.	Disclose, if true, that this property is leased.

This section has been revised to disclose that the Company presently maintains its principal offices at 366 North Broadway, Suite 41042, Jericho, NY, 11753. It rents telephone answering services, mail and fax receiving services, and access to meeting and conference facilities at this location on a month-to-month basis.

Certain Relationships and Related Transactions

28.	Please provide disclosure relating to Darrell Lerner since he appears to be a promoter, as required under Item 404(d) of Regulation S-B.

Answer:	Disclosure regarding Darrell Lerner has been added to this section.

29.

Please disclose the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the issuer. For example, disclose any fees or notes payable to Darrell Lerner. See Item 404(d) of Regulation S-B.

Answer:	This section has been revised to disclose the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the Company.

30.	Describe the stock purchase agreement and share exchange agreement dated December 25, 2005.

Answer :	This section has been revised to describe the stock purchase agreement and share exchange dated December 30, 2005.

31.	Disclose in detail the purpose and use of the $92,648 paid to eTwine by Darrell Lerner prior to the merger.

Answer:	This section has been revised to disclose that the purpose and use of the $92,648 paid to eTwine by Darrell Lerner prior to the merger was for operating expenses.

32.	Please file the promissory note as an exhibit.

Answer:	The note has been filed as an exhibit.

Report of Independent Registered Public Accounting Firm

33.	Please advise us about the following:

We were unable to confirm that your independent accountant, Webb & Company is currently licensed in New York.

We assume that the operations and assets of your company are located in New York. Tell us why you selected a Florida accounting firm to perform your audit.

Tell us if the audit was performed in New York or Florida.

Tell us how you have met the requirements to provide financial statements audited by an auditor who meets the requirements of Rule 2-01(a) of Regulation S-X.

Tell us what consideration you have given to New York state laws governing audits of New York companies performed by accountants who are licensed by other states.

Answer:

We selected the firm based on the recommendation of our attorney who has previously worked with the firm. The audit was performed in Florida based on discussions with the State of New York prior to beginning the audit. Webb & Company advised us that they were misadvised on the need to register with the State of New York. Webb & Company has confirmed to us that their application with the State of New York has been subsequently filed and they are awaiting approval of their application.

34.

The first paragraph of your accountants report states that have audited the statements of operations, changes in stockholders’ deficiency and cash flows for the period from “7, 2004 (inception).” Please revise as appropriate to reference the correct date.

Answer:	The audit report has been revised to include the correct date.

Note 2. Website, page 9

35.

Please provide us with a more comprehensive description of the nature of the costs you have capitalized related to the development of your website. In this regard, please also tell us the time frame over which such costs were incurred.

Answer:

The Company expensed all costs incurred in the planning stage to research and development. Once we had established the website parameters and project feasibility, we hired an outside website development company to perform the programming and provide us a beta version of the website.

We capitalized the costs paid to the developer from the beginning of the website programming through the delivery of the beta version of the website. All costs incurred subsequent to development of the original website have been expensed as research and development costs.

Part II. Item 26. Recent Sales of Unregistered Securities

36.	For each transaction, disclose the total offering price or describe the transaction and the type and amount of consideration received by the company. See Item 701 of Regulation S-B.

Answer:

This section has been revised to describe, for each transaction, the total offering price or the type and amount of consideration received by the company. Specifically, this section sets forth the issuances of the shares in eTwine, Inc., the New York corporation prior to the merger with the Company.

37.	Please expand your disclosure to include an analysis of why you believe Section 4(2) is an appropriate exemption for the private placement to over 40 individuals.

Answer:	This section has been revised to expand the disclosure to provide an analysis of Section 4(2) for this transaction.

38.	Please include all securities you have sold within the past three years and list each transaction separately. See Item 701 of Regulation S-B. For example, as disclosed in the financial statements:

the shares privately placed in 2004 and 2005,
the shares sold for subscription receivables, consulting and legal fees, and other services, the convertible notes.

Answer:

This section has been revised to list all transactions separately. As set forth above, this section has been revised to set forth the issuances of the shares in eTwine, Inc., the New York corporation prior to the merger with the Company.

Exhibits

39.	Please file the stock purchase agreement and share exchange agreement between you and eTwine, Inc. dated December 25, 2005.

Answer:	This agreement has been filed as an exhibit.

Exhibit 5.1 - Legal Opinion

40.	The legal opinion states that counsel is representing Sports Source, Inc. Please revise.

Answer:	The legal opinion has been revised to state that the Company is representing eTwine, Inc.

Very truly yours,

ANSLOW & JACLIN, LLP

By:___/s/ Gregg E. Jaclin________

GREGG E. JACLIN

GEJ/tf